SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K

              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1994

                       Registration number 33-52465

 A.  Full title of the plan:

                          THE GILLETTE COMPANY
                  GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN


 B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         The Gillette Company
                         Prudential Tower Building
                         Boston, MA 02199


Financial Statements of The Gillette Company
Global Employee Stock Ownership Plan


The following audited financial statements are enclosed with this report:

    Statement of Net Assets Available for Plan Benefits as of
        December 31, 1994.

    Statement of Changes in Net Assets Available for Plan Benefits for the Period from June 1, 1994 to December 31, 1994.

Exhibits

    23.1   Independent Auditors' Report

    23.2   Independent Auditors' Consent


                                SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, I attest that I am a member of the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan and, being duly authorized thereunder, sign this Annual Report on its behalf.



                                          The Gillette Company Global
                                          Employee Stock Ownership Plan


                                          BY  JOSEPH E. MULLANEY
                                          Joseph E. Mullaney


                                          Date:  March  28, 1995